EXHIBIT 23.1

                         INDEPENDENT AUDITORS' CONSENT

We consent to the use in this Amendment No. 1 to Registration Statement No. 33-65125 of Bentley Pharmaceuticals, Inc. (formerly Belmac Corporation) and subsidiaries on Form S-1 of our report dated December 8, 1995 (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the Company's recurring losses from operations as well as negative operating cash flows, which raise substantial doubt about its ability to continue as a going concern), appearing in the Prospectus, which is part of this Registration Statement, and of our report dated December 8, 1995 relating to the financial statement schedule appearing elsewhere in this Registration Statement.

We also consent to the reference to us under the heading "Experts" in such Prospectus.

DELOITTE & TOUCHE LLP
Tampa, Florida
January 26, 1996